Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 10, 2023)	Registration Statement No. 333-271396

SharpLink Gaming Ltd.

This prospectus supplement updates, amends and supplements the prospectus dated May 10, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-271396). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to correct two clerical errors:

●	While the Prospectus correctly registered 2,798,467 shares, the number of Ordinary Shares offered by Selling Shareholder under the “Selling Shareholder” section was inadvertently noted as 2,271,798. Accordingly, we changed it to 2,798,467.

●	The Exercise Price of the Warrant was inadvertently disclosed as $4.10 due to a rounding error. Accordingly, we changed it to $4.0704 in five places.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement only includes those sections of the prospectus that have been corrected, as noted above. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are traded on The Nasdaq Capital Market under the symbol “SBET.” On July 3, 2023, the last reported sale price of our Ordinary Shares was $3.06 per share.

Investing in shares of our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 5, 2023

ALPHA PRIVATE PLACEMENT

On February 15, 2023, the Company also issued to the Selling Shareholder the Warrant to purchase 880,000 Ordinary Shares of the Company at an initial exercise price of $8.75. The Warrant is exercisable in whole or in part, at any time on or after February 15, 2023 and before February 15, 2028. The Exercise Price of the Warrant was subject to an initial reset immediately prior to the Company’s filing of a proxy statement that includes the Shareholder Approval Proposal to the lower of $8.75 and the average of the five Nasdaq Official Closing Prices immediately preceding such date. As a result, the Exercise Price has been reset to $4.0704, the average of the five Nasdaq Official Closing Prices immediately preceding April 14, 2023, the date the Company filed its preliminary proxy statement which includes the Shareholder Approval Proposal. The Warrant includes a beneficial ownership blocker of 9.99%. The Warrant provides for adjustments to the Exercise Price, in connection with stock dividends and splits, subsequent equity sales and rights offerings, pro rata distributions, and certain fundamental transactions.

SELLING SHAREHOLDER

We have prepared this prospectus to allow the Selling Shareholder or its successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 1,053,337 Conversion Shares, 338,461 Interest Shares and 880,000 Warrant Shares.

The following table sets forth the number of our Ordinary Shares beneficially owned by the Selling Shareholder as of May 1, 2023:

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering (2)
Name	Number of Ordinary Shares (1) (3) (4)	Percent	Number of Ordinary Shares offered by Selling Shareholder	Number of Ordinary Shares (1) (2) (3) (4)	Percent
Alpha Capital Anstalt (5)	268,576	9.9%	2,798,467	268,576	9.9%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes any shares as to which the security or shareholder has sole or shared voting power or investment power and also any shares which the security or shareholder has the right to acquire within 60 days of May 1, 2023, whether through the exercise or conversion of any preferred stock, stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or shareholder that he, she or it is a direct or indirect beneficial owner of those shares. Percentage of shares beneficially owned after the resale of all the shares offered by this prospectus assumes there are 2,688,541 outstanding Ordinary Shares prior to the issuance of any Ordinary Shares upon the conversion of the Debenture or the exercise of the Warrant. All securities held by Alpha that are convertible or exercisable into our Ordinary Shares are subject to the Beneficial Ownership Limitation, which limits Alpha from converting or exercising such securities in the event the conversion or exercise will result in Alpha owning more than 9.99% of our issued and outstanding Ordinary Shares. Konrad Ackermann and Nicola Feuerstein share voting and dispositive power over the securities held for the account of this selling shareholder.

(2)	Assumes the sale of all registered shares in the offering.

(3)	Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha subject to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns of record (i) 96,652 Ordinary Shares, (ii) 12,481 Preferred B Shares, (iii) prefunded warrant to purchase 125,359 Ordinary Shares at an exercise price of $0.10 per share, (iv) regular warrant to purchase 266,667 Ordinary Shares at an exercise price of $0.60 per share, (v) the Debenture convertible to up to 1,391,798 Ordinary Shares (consisting of 1,053,337 Conversion Shares to be issued at $4.1772 per share, the Conversion Price, and 338,461 Interest Shares which may be issued at $3.90 per share, the closing price of our Ordinary Shares as of April 20, 2023, assuming all permissible interest and principal payments are made in Ordinary Shares and the Debenture is held until maturity), and (vi) Warrant to purchase up to 880,000 Ordinary Shares at an exercise price of $4.0704 per share, the average of the five Nasdaq Official Closing Prices immediately preceding the Company’s filing of its preliminary proxy statement on April 14, 2023, subject to adjustment.

(4)	As of May 1, 2023, there were 6,880 Preferred A-1 Shares accrued as payment of quarterly dividends on the Preferred B Shares held by Alpha, but not yet issued.

(5)	Alpha’s address is Altenbach 8, 9490 Vaduz, Principality of Liechtenstein.

Certain Relationships with Selling Shareholder

2023 SharpLink-Alpha Debenture and Warrant Financing

On February 15, 2023, the Company also issued to Alpha the Warrant to purchase 880,000 Ordinary Shares of the Company at an initial exercise price of $8.75. The Warrant is exercisable in whole or in part, at any time on or after February 15, 2023 and before February 15, 2028. The Exercise Price of the Warrant was subject to an initial reset immediately prior to the Company’s filing of a proxy statement that includes the Shareholder Approval Proposal, to the lower of $8.75 and the average of the five Nasdaq Official Closing Prices immediately preceding such date. As a result, the Exercise Price has been reset to $4.0704, the average of the five Nasdaq Official Closing Prices immediately preceding April 14, 2023, the date the Company filed its preliminary proxy statement which includes the Shareholder Approval Proposal. The Warrant includes a beneficial ownership blocker of 9.99%. The Warrant provides for adjustments to the Exercise Price, in connection with stock dividends and splits, subsequent equity sales and rights offerings, pro rata distributions, and certain fundamental transactions. In the event the Company, at any time while the Warrant is still outstanding, issues or grants any right to re-price, Ordinary Shares or any type of securities giving rights to obtain Ordinary Shares at a price below Exercise Price, Alpha shall be extended full-ratchet anti-dilution protection on the Warrant (reduction in price, only, no increase in number of Warrant Shares, and subject to customary Exempt Transaction issuances), and such reset shall not be limited by $3.00 (the Floor Price).

DESCRIPTION OF SECURITIES

Regular Warrants

In February 2023, the Company issued the Warrant to Alpha to purchase 880,000 Ordinary Shares. The Warrant has an initial exercise price of $8.75 per share. The Warrant is exercisable in whole or in part, at any time on or after February 15, 2023 and before February 15, 2028. The Exercise Price of the Warrant was subject to an initial reset immediately prior to the Company’s filing of a proxy statement that includes the Shareholder Approval Proposal to the lower of $8.75 and the average of the five Nasdaq Official Closing Prices immediately preceding such date. As a result, the Exercise Price has been reset to $4.0704, the average of the five Nasdaq Official Closing Prices immediately preceding April 14, 2023, the date the Company filed its preliminary proxy statement which includes the Shareholder Approval Proposal. The Warrant includes a beneficial ownership blocker of 9.99%. The Warrant provides for adjustments to the Exercise Price, in connection with stock dividends and splits, subsequent equity sales and rights offerings, pro rata distributions, and certain fundamental transactions. In the event the Company, at any time while the Warrant is still outstanding, issues or grants any right to re-price, Ordinary Shares or any type of securities giving rights to obtain Ordinary Shares at a price below Exercise Price, Alpha shall be extended full-ratchet anti-dilution protection on the Warrant (reduction in price, only, no increase in number of Warrant Shares, and subject to customary Exempt Transaction issuances), and such reset shall not be limited by $3.00 (the Floor Price).

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 1, 2023 regarding the beneficial ownership by our management and all shareholders known to us to own beneficially more than 5% of our Ordinary Shares:

Name (1)	Number of Ordinary Shares Beneficially Owned(2)	Percentage of Outstanding Ordinary Shares(3)
Principal Shareholders
Alpha (4) (5) (6)	268,576	9.99%

Executive Officers
Rob Phythian, CEO(7)	60,642	2.2%
Chris Nicholas, COO(8)	138,662	5.1%
Robert DeLucia, CFO(9)	4,722	*
David Abbott, CTO(10)	4,861	*
Non-Employee Directors
Paul Abdo(11)	112,793	4.2%
Joe Housman(12)	22,946	*
Tom Doering	—	—
Scott Pollei	—	—
Adrienne Anderson	—	—
All directors and executive officers as a group	344,626	12.6%

*	Indicates less than 1%.

1	Unless otherwise indicated, such individual’s address is C/O SharpLink Gaming Ltd., 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401

2	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

3	Percentages are calculated based on 2,688,541 Ordinary Shares issued and outstanding as of May 1, 2023, less 90 Ordinary Shares held as treasury stock. This represents a total number of 2,688,451.

4	Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha subject to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns of record (i) 96,652 Ordinary Shares, (ii) 12,481 Preferred B Shares, (iii) prefunded warrant to purchase 125,359 Ordinary Shares at an exercise price of $0.10 per share, (iv) regular warrant to purchase 266,667 Ordinary Shares at an exercise price of $0.60 per share, (v) the Debenture convertible to up to 1,391,798 Ordinary Shares (consisting of 1,053,337 Conversion Shares to be issued at $4.1772 per share, the Conversion Price, and 338,461 Interest Shares which may be issued at $3.90 per share, the closing price of our Ordinary Shares as of April 20, 2023, assuming all permissible interest and principal payments are made in Ordinary Shares and the Debenture is held until maturity), and (vi)Warrant to purchase up to 880,000 Ordinary Shares at an exercise price of $4.0704 per share, the average of the five Nasdaq Official Closing Prices immediately preceding the Company’s filing of its preliminary proxy statement on April 14, 2023, subject to adjustment.

5	As of May 1, 2023, there were 6,880 Preferred A-1 Shares accrued as payment of quarterly dividends on the Preferred B Shares held by Alpha, but not yet issued.

6	Alpha’s address is Altenbach 8, 9490 Vaduz, Principality of Liechtenstein.

7	Includes 9,955 Ordinary Shares issuable upon exercise of options within 60 days.

8	Includes 13,219 Ordinary Shares issuable upon exercise of options within 60 days.

9	Includes 4,722 Ordinary Shares issuable upon exercise of options within 60 days.

10	Includes 4,861 Ordinary Shares issuable upon exercise of options within 60 days.

11	Includes 5,798 Ordinary Shares issuable upon exercise of options within 60 days, and 82,793 Ordinary Shares indirectly owned by Mr. Abdo through Abdo Investments II, Inc., a Minnesota corporation. Mr. Abdo is a director of Abdo Investments II, Inc.

12	Includes 5,798 Ordinary Shares issuable upon exercise of options within 60 days.